August 20, 2018

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Megalith Financial Acquisition Corp.
Registration Statement on Form S-1
Filed July 20, 2018, as amended
File No. 333-226270

Dear Mr. Schwall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Megalith Financial Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Tuesday, August 21, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1,112 copies of the Preliminary Prospectus dated August 14, 2018 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	President